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                              January 18, 2024

       Zhihui Yang
       Chief Financial Officer
       New Oriental Education & Technology Group Inc.
       No. 6 Hai Dian Zhong Street
       Haidian District, Beijing 100080
       People   s Republic of China

                                                        Re: New Oriental
Education & Technology Group Inc.
                                                            Form 20-F for
Fiscal Year Ended May 31, 2023
                                                            File No. 001-32993

       Dear Zhihui Yang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                         After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended May 31, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 168

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by its
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Zhihui Yang
New Oriental Education & Technology Group Inc.
January 18, 2024
Page 2
      determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.    We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
      for    New Oriental Education & Technology Group Inc. or the variable interest entities.
      We also note that your list of principal subsidiaries and consolidated affiliated entities in
      Exhibit 8.1 appears to indicate that you have consolidated foreign operating entities in
      Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                             Sincerely,
FirstName LastNameZhihui Yang
                                                   Division of Corporation
Finance
Comapany NameNew Oriental Education & Technology Group Inc.
                                                   Disclosure Review Program
January 18, 2024 Page 2
cc:       Haiping Li
FirstName LastName